

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Louis DiNardo
Chief Executive Officer
Exar Corporation
48720 Kato Road
Fremont, CA 94538

> **Re: Exar Corporation**
> **Registration Statement on Form S-3**
> **Filed June 12, 2013**
> **File No. 333-189271**

Dear Mr. DiNardo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated by Reference, page 28

1.   Please revise to state the correct filing date of your Form 10-K for the fiscal year ended March 31, 2013. We note that the filing date is June 13, 2013.

2.   We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2013 annual meeting of stockholders. Please file your definitive proxy statement before you seek acceleration of the effective date of this Form S-3. See the Division of Corporation Finance's Securities Act Forms Compliance and Disclosure Interpretation 123.01 available of the Commission's web site.

Exhibit 5.1 – Legality Opinion

3.   Please file a legality opinion that does not contain any limitations on reliance such as those contained in the second to last paragraph of the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief


cc (via email): Paul Scrivano, Esq.
      O'Melveny & Myers LLP